Free Writing Prospectus
Filed Pursuant to Rule 433                                       J.P.Morgan
Registration Statement No. 333-155535
June 15, 2009

                                                                      June 2009

                      J.P. Morgan Structured Investments

                                            The JPMorgan Efficiente (USD) Index
                                            Strategy Guide
                                                                             p1

Important Information

JPMorgan Chase & Co. ("J.P. Morgan") has filed a registration statement
(including a prospectus) with the Securities and Exchange Commission (the
"SEC") for any offerings to which these materials relate. Before you invest in any offering of securities by J.P. Morgan, you should read the prospectus in that registration statement, the prospectus supplement, as well as the particular product supplement, the relevant term sheet or pricing supplement, and any other documents that J.P. Morgan will file with the SEC relating to such offering for more complete information about J.P. Morgan and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, J.P. Morgan, any agent, or any dealer participating in the particular offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement and term sheet or pricing supplement, if you so request by calling toll-free
(866) 535-9248.

To the extent there are any inconsistencies between this free writing prospectus and the relevant term sheet or pricing supplement, the relevant term sheet or pricing supplement, including any hyperlinked information, shall supersede this free writing prospectus.

Securities linked to J.P. Morgan's Efficiente (USD) Index (the "Strategy") are
our senior unsecured obligations and are not secured debt. Investing in these securities is not equivalent to a direct investment in the Strategy or any index that forms part of the Strategy.

Investments in securities linked to the Strategy require investors to assess several characteristics and risk factors that may not be present in other types of transactions. In reaching a determination as to the appropriateness of any proposed transaction, clients should undertake a thorough independent review of the legal, regulatory, credit, tax, accounting and economic consequences of such transaction in relation to their particular circumstances. This free writing prospectus contains market data from various sources other than us and our affiliates, and, accordingly, we make no representation or warranty as to the market data's accuracy or completeness. All information is subject to change without notice. We or our affiliated companies may make a market or deal as principal in the securities mentioned in this document or in options, futures or other derivatives based thereon.

Any historical composite performance records included in this free writing prospectus are hypothetical and it should be noted that the constituents have not traded together in the manner shown in the composite historical replication of the indices included in this free writing prospectus. No representation is being made that the indices will achieve a composite performance record similar to that shown. In fact, there are frequently sharp differences between a hypothetical historical composite performance record and the actual record that the combination of those underlying elements subsequently achieved.

Use of Simulated Returns

Back-testing and other statistical analysis material that is provided in connection with the explanations of the potential returns of the securities linked to the Strategy use simulated analysis and hypothetical circumstances to estimate how it may have performed prior to its actual existence. The results obtained from such "back-testing" information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the
Strategy. J.P. Morgan provides no assurance or guarantee that the securities linked to the Strategy will operate or would have operated in the past in a manner consistent with these materials. The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations. Alternative simulations, techniques, modeling or assumptions might produce significantly different results

                                                                             p2

and prove to be more appropriate. Actual results will vary, perhaps materially, from the simulated returns presented in this free writing prospectus.

IRS Circular 230 Disclosure

We and our affiliates do not provide tax advice. Accordingly, any discussion of
U.S. tax matters contained herein is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with J.P. Morgan of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. J.P. Morgan and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations of, issuers mentioned herein. J.P. Morgan is the marketing name for the Issuer and its subsidiaries and affiliates worldwide. JPMSI is a member of FINRA, NYSE, and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Index Disclaimers

"Dow JonesSM," "UBS", "Dow Jones-UBS Commodity Index Excess ReturnSM," "Dow
Jones-UBS Commodity IndexSM," and "DJ-UBSCISM" are service marks of Dow Jones &
Company, Inc. and UBS Securities LLC ("UBS"), as the case may be, and have been licensed for use for certain purposes by JPMorgan Chase & Co. JPMorgan Chase &
Co's securities based on the Dow Jones-UBS Commodity Index Total ReturnSM, are
not sponsored, endorsed, sold or promoted by Dow Jones, UBS, or any of their respective subsidiaries or affiliates, and none of Dow Jones, UBS, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

The MSCI indices are the exclusive property of MSCI Inc. ("MSCI"). "MSCI" and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by J.P. Morgan Chase & Co. (the
"Licensee"). The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. Any relevant product supplement will contain a more detailed description of the limited relationship MSCI has with the Licensee and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.
                                                                             p3

Overview

The JPMorgan Efficiente (USD) Index (the "Index" or the "Strategy") is a J.P.
Morgan strategy that seeks to generate returns through the selection of up to nine indices (the "Basket Constituents") based on the modern portfolio theory approach to asset allocation. The Index tracks the excess returns of a synthetic portfolio, selected from the Basket Constituents, above the return of the JPMorgan Cash Index USD 3 Month ("Cash") and offers exposure to a diverse range of asset classes and geographic regions.

Key features of the Index include:

|X|  synthetic investment in developed equity, emerging markets, alternative investments and global debt;
|X|  dynamic exposure to a synthetic portfolio that is rebalanced quarterly pursuant to a rules-based methodology with a targeted annualized volatility of 8% or less;
|X|  algorithmic portfolio construction intended to address momentum and correlation across markets; and
|X| levels published on Bloomberg under the
ticker EFJPUS8E.

The following graph sets forth the performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 2, 1995 through June 29, 2007, and the actual historical performance of the Index based on the weekly Index closing level from July 6, 2007 through June 1, 2009. The
Index had annualized returns of 8.39% over this period (aggregating the back-tested and historical data), and, based on the assumptions embedded in the graph below, outperformed the MSCI World Index, the JPMorgan GBI (USD Hedged)
Global Bond Index, and the Dow Jones - UBS Commodity Index Excess Return. There
is no guarantee that Efficiente will outperform the MSCI World Index, the
JPMorgan GBI (USD Hedged) Global Bond Index, the Dow Jones - UBS Commodity
Index Excess Return or any alternative strategy during the term of your investment in securities linked to the Index.

[GRAPHIC OMITTED]

Source: Bloomberg and J.P. Morgan
                                                                            p01

Summary of hypothetical JPMorgan Efficiente (USD) Index returns (January 2, 1995—June 1, 2009)

	Efficiente	MSCI World	Dow Jones - UBS	JPMorgan GBI (USD Hedged)
Annualized return	8.39%	3.33%	2.12%	7.02%
Annualized volatility	8.40%	15.89%	15.82%	2.82%

Source: Bloomberg and J.P. Morgan

Note: Because the Index did not exist prior to July 6, 2007, all retrospective levels provided above and in the graph on the previous page are simulated and must be considered illustrative only. The simulated data was constructed using certain procedures that may vary from the procedures used to calculate the Index going forward, and on the basis of certain assumptions that may not hold during future periods. The variations used in producing simulated historical data from those used to calculate the Index going forward could produce variations in returns of indeterminate direction and amount. Past hypothetical performance results are neither indicative of nor a guarantee of future returns. Actual results will vary, potentially materially, from the hypothetical historical performance provided herein. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

"Annualized return" is calculated arithmetically and was not calculated on a compound basis.

"Annualized volatility" means the standard deviation of each strategy's arithmetic daily returns scaled for a one-year period based on the period from January 2, 1995 through June 1, 2009.

"MSCI World" refers to the MSCI World Index, which is calculated, published, and disseminated by MSCI Inc., and is designed to measure global developed market equity performance.

"Dow Jones - UBS" refers to the Dow Jones - UBS Commodity Index℠ Excess Return, which is calculated by Dow Jones in conjunction with UBS by applying the impact of the changes to the future prices of commodities included in the Dow Jones - UBS Commodity Index℠ based on their relative weightings.

"JPMorgan GBI (USD Hedged)" refers to the JPMorgan GBI Global Bond Index Total Return hedged into U.S. dollars. JPMorgan Government Bond Indices ("GBI"), of which the GBI Index Total Return is a subset, consist of regularly traded, fixed-rate, domestic government bonds of countries with liquid government debt markets.

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

J.P.Morgan

2

Strategy description

The Index employs an allocation strategy that is based on modern portfolio theory. The modern portfolio theory approach to asset allocation suggests how a rational investor should allocate capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an "efficient frontier" to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimal return of the portfolio for a given amount of risk, using the volatility of returns of hypothetical portfolios as the measure of risk.

Efficient frontier
------------------

                               [GRAPHIC OMITTED]

Source: J.P. Morgan

On a quarterly basis (each January, April, July, and October), J.P. Morgan
Securities Ltd., acting as the Efficiente calculation agent, will rebalance the
Index to take synthetic long positions in the Basket Constituents based on mathematical rules that govern the Index and track the returns of the synthetic portfolio above cash. The weights for each Basket Constituent will be adjusted to comply with certain allocation constraints, including constraints on individual Basket Constituents as well as the individual sectors. For more information on the constraints related to the asset types and geographic regions comprising the Index, see "What are the Basket Constituents?".

The Index seeks to identify the weights for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the previous six months while realizing an annualized volatility over the same period of 8% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 8% or less is selected, and the weighting for such portfolio is applied to the Basket Constituents. This forms the practical application of the modern portfolio theory and the efficient frontier.
                                                                            p03

On each observation date for the quarterly rebalancing of the Index, the weighting algorithm implements a series of successive steps detailed below:

- Efficiente identifies all Eligible Portfolios as described under *"What are the Basket Constituents?"* and calculates the performance for each portfolio for an observation period over the previous six months.
- For each Eligible Portfolio, Efficiente calculates the annualized realized volatility over that same observation period, and the results are sorted to create the "efficient frontier."
- Efficiente selects the Eligible Portfolio with the strongest performance that has an annualized realized volatility equal to or less than 8%, and tracks the performance of this portfolio above Cash until the next rebalancing date.

The Efficiente calculation agent will publish the index values for Efficiente on Bloomberg, subject to the occurrence of a market disruption event. You can find the current Index value on Bloomberg under the ticker EFJPUS8E.

There is no guarantee that the concept of an efficient frontier combined with modern portfolio theory will generate positive returns for the Strategy or that other theories applied to the portfolio of the nine (9) indices that comprise the Strategy would not produce a better result than an investment linked to the Strategy.

What are the Basket Constituents?

The following are the Basket Constituents composing the Index and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs.

Basket Constituents

Sector	Sector Cap	Assets	Asset Cap
Developed Equity	50%	MSCI North America Gross TR Index	25%
		MSCI Europe Gross TR Index	25%
		MSCI Pacific Gross TR Index	25%
Global Debt	50%	JPMorgan GBI Global Bond TR Index Hedged into USD	25%
		JPMorgan Cash Index USD 3 Month	50%
Emerging Markets	50%	JPMorgan Emerging Markets Bond Index Plus Composite	25%
		MSCI Emerging Markets Gross TR Index	25%
Alternative Investments	50%	GPR/JPMorgan High Liquidity Global Property Index	25%
		Dow Jones - UBS Commodity Index TR	25%

Source: J.P. Morgan

Note: See the relevant product supplement for more information on the Index and the Basket Constituents.

An Eligible Portfolio is any hypothetical portfolio comprised of the above Basket Constituents that includes all nine (9) of the Basket Constituents and also satisfies the following weighting constraints:

- The minimum possible weight assigned to any Basket Constituent is 0%.
- The weight assigned to each Basket Constituent is an integer multiple of 5%.
- The maximum possible weight assigned to any Basket Constituent is 25%, with the exception of the JPMorgan Cash Index USD 3 Month (maximum possible weight of 50%).
- The maximum possible weight assigned to any sector is 50%.
- The sum of the weights assigned to all Basket Constituents will be equal to 100%.

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

J.P.Morgan

4

Historical analysis

The Index aims to provide returns while maintaining exposure across a diverse spectrum of asset classes and geographic regions. Although this is not an indication of future performance, the Index has outperformed three of the underlying asset classes over the period from January 1995 to the present, while effectively maintaining an annualized volatility near the targeted 8%.

Diversified exposure

As illustrated in the table below, equities (as represented by the MSCI World Index), commodities (as represented by the Dow Jones - UBS Commodity Index Excess Return℠), and bonds (as represented by the JPMorgan GBI USD Hedged Index TR) have historically displayed very low, and in some cases, negative, correlation. Correlation can be described as a measure of the degree to which two components change relative to each other. A diversified approach to investing would stipulate maintaining exposure to a variety of asset classes to attempt to generate positive returns in a wide range of market environments.

Due to the rebalancing methodology and the constraints set forth previously in "*What are the Basket Constituents?*", Efficiente can shift exposure based on the current market environment and potentially exploit any low correlation exhibited by the Basket Constituents. The hypothetical correlations below illustrate that returns of the Index have not historically been overly dependent on any one asset class.

Summary of hypothetical correlations for Efficiente (January 2, 1995 through June 1, 2009)

Strategy	JPMorgan Efficiente (USD) Index	MSCI World Index	Dow Jones - UBS Commodity Index Excess Return℠	JPMorgan GBI (USD Hedged) Index TR
JPMorgan Efficiente (USD) Index	100%	61%	42%	(0.75%)
MSCI World Index		100%	27%	(22%)
Dow Jones - UBS Commodity Index Excess Return℠			100%	(11%)
JPMorgan GBI (USD Hedged) Index TR				100%

Source: Bloomberg and J.P. Morgan

Note: Based on the daily returns (back-tested and actual) between January 2, 1995 and June 1, 2009. Calculated as of June 1, 2009. The correlations shown above are for informational purposes only. Historical performance (back-tested and actual) of the Index and of the Basket Constituents is not indicative of future performance of the Index or of the Basket Constituents. **Future correlations may be greater or lesser than the correlations experienced in the past as displayed in the summary above.**

JPMORGAN EFFICIENTE (USD) INDEX STRATEGY GUIDE

J.P.Morgan

5

Targeting volatility

As described in "*Strategy description*," the Index targets an annualized realized volatility of 8%. The graph below sets forth the hypothetical six-month realized volatility of the Index as well as the MSCI World Index, the Dow Jones - UBS Commodity Index Excess Return, and the JPMorgan GBI (USD Hedged) Total Return Index between January 1995 and June 2009.

Volatility is a measurement of the variability of returns based on historical performance. The historical, or "realized," volatility of a portfolio can be measured in a number of ways. For the purposes of the graph below, volatility is calculated from the historical returns of the indices over a six-month observation period. For any given day, the "six-month annualized volatility" is the annualized standard deviation of each index's arithmetic daily returns for the 126-index day period preceding that day. For example, the first data point on the graph, representing July 5, 1995, displays the annualized standard deviation of the daily returns during the 126 index days up to and including July 5, 1995. The second point on the graph displays the annualized standard deviation of the daily returns for the 126 index days up to and including July 6, 1995. This calculation is repeated for each 126-index day period beginning July 5, 1995 and ending June 1, 2009 in order to populate the entire graph and display over thirteen years' worth of six-month annualized volatility data.

Hypothetical six-month annualized volatility (July 5, 1995—June 1, 2009)



Efficiente
MSCI World
Dow Jones - UBS
JPMorgan GBI (USD Hedged)
Target Volatility
50.00%
45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
Jul-95
Jul-96
Jul-97
Jul-98
Jul-99
Jul-00
Jul-01
Jul-02
Jul-03
Jul-04
Jul-05
Jul-06
Jul-07
Jul-08

Source: Bloomberg and J.P. Morgan

Note: The hypothetical, historical six-month annualized volatility levels of Efficiente, the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones - UBS Commodity Index Excess Return and the MSCI World Index are presented for informational purposes only. The back-tested, hypothetical, historical six-month annualized volatility has inherent limitations. These volatility results were achieved by means of a retroactive application of a back-tested volatility model designed with the benefit of hindsight. No representation is made that in the future Efficiente, the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones - UBS Commodity Index Excess Return and the MSCI World Index will have the volatilities as shown above. There is no guarantee that Efficiente will outperform any alternative investment strategy, including the JPMorgan GBI (USD Hedged) Total Return Index, the Dow Jones - UBS Commodity Index Excess Return, and the MSCI World Index. Alternative modeling techniques or assumptions might produce significantly different results and may prove to be more appropriate. Actual six-month annualized volatilities will vary, perhaps materially, from this analysis. Please see *"Important Information"* at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.

J P M O R G A N   E F F I C I E N T E   (U S D)   I N D E X   S T R A T E G Y   G U I D E

J.P.Morgan

6

Hypothetical historical sector weightings

The following graph sets forth the hypothetical back-tested allocation of each
Sector based on the rebalancing mechanics set forth under the "Strategy description." The hypothetical allocation was calculated on a quarterly basis.
For a detailed description of which Basket Constituents make up each sector displayed in this graph, please see "What are the Basket Constituents?".

Hypothetical allocations
------------------------

[GRAPHIC OMITTED]

Source: J.P. Morgan

Note: The hypothetical allocations obtained from such back-testing should not be considered indicative of the actual weights that would be assigned to the
Sectors or the applicable Basket Constituents during your investment in the
Strategy. J.P. Morgan provides no assurance or guarantee that the actual performance of the Strategy would result in allocations among the Sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical allocations contained in this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.
                                                                            p07

The following graphs show the allocation across certain asset classes as defined below and are intended to demonstrate how the average allocation of the
Index changes during different market environments. These hypothetical allocations were calculated by averaging the quarterly allocations during the period beginning July 3, 2000 through and including January 1, 2003 and from the period beginning July 1, 2003 to and including April 2, 2007.

For this graph, the sector "Emerging Markets" has been subdivided into JPMorgan
Emerging Markets Bond Index Plus Composite, which we refer to as EM Bonds, and
MSCI Emerging Markets Gross TR Index, which we refer to as EM Equities.

Average allocations
-------------------

[OBJECT OMITTED]

Source: J.P. Morgan

Note: The hypothetical allocations obtained from such back-testing should not be considered indicative of the actual weights that would be assigned to the
Sectors or the applicable Basket Constituents during your investment in the
Strategy. J.P. Morgan provides no assurance or guarantee that the actual performance of the Strategy would result in allocations among the Sectors or the applicable Basket Constituents consistent with the hypothetical allocations displayed in the preceding graphs. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical allocations contained in this analysis. Please see "Important Information" at the front of this publication for a discussion of certain additional limitations of back-testing and simulated returns.
                                                                            p08

Risks associated with the Strategy

THE STRATEGY COMPRISES NOTIONAL ASSETS AND LIABILITIES--The exposures to the dynamic basket that tracks the excess returns of the Basket Constituents above the JPMorgan Cash Index USD 3 Month are purely notional. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.

THERE ARE RISKS ASSOCIATED WITH A MOMENTUM-BASED INVESTMENT STRATEGY--The
Strategy employs a mathematical model intended to implement what is known as a momentum based investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This Strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights.
The Strategy may fail to realize gains that could occur from holding assets that have experienced price declines, but experience a sudden price spike thereafter.

CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE
PERFORMANCE OF THE STRATEGY--Performances amongst the Basket Constituents may become highly correlated from time to time during the term of your investment.
High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type which have a substantial weighting in the Strategy could have a material adverse effect on the performance of the
Strategy.

THE COMMODITY FUTURES CONTRACTS UNDERLYING THE DOW JONES - UBS COMMODITY INDEX
TOTAL RETURNSM ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES--The
commodity futures contracts that underlie the Dow Jones - UBS Commodity Index
Total ReturnSM are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the
Strategy or your investment linked to the Strategy. Under these circumstances, we may, in our sole and absolute discretion, determine your payment at maturity early. Because we will not make this early determination payment until the maturity date, the amount you receive at maturity will not reflect any further appreciation of the Strategy after such early determination.

OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE CALCULATION AGENT
AND MAY ADJUST THE STRATEGY IN A WAY THAT AFFECTS ITS LEVEL--The policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Strategy and the value of your investment. JPMSL is under no obligation to consider your interest as an investor in securities linked to the Strategy.

OTHER KEY RISKS:

|X|  The Strategy may not be successful, may not outperform any alternative strategy related to the Basket Constituents, or may not achieve its target volatility of 8%.

|X|  The investment strategy involves quarterly rebalancing and maximum weighting caps that are applied to the Basket Constituents by asset type and geographical region.

|X|  Changes in the value of the Basket Constituents may offset each other.

|X|  An investment in securities linked to the Strategy is subject to risks associated with non-U.S. securities markets, including emerging markets.

|X|  The securities linked to the Strategy are subject to currency exchange risk.

|X|  The Index was established on July 2, 2007, and therefore has a limited operating history.

|X|  J.P. Morgan Securities Inc., one of our affiliates, is the sponsor of three of the Basket Constituents (the JPMorgan Emerging Markets Bond Index
     Plus Composite, the JPMorgan GBI Global Bond Total Return Index Hedged
     into USD and the JPMorgan Cash Index USD 3 Month).

The risks identified above are not exhaustive. You should also review carefully the related "Risk Factors" section in the relevant product supplement and the
"Selected Risk Considerations" in the relevant term sheet or pricing supplement.
                                                                            p09